
06014184

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

SUPPL

2. Name of shareholder having a major interest

Barclays PLC via the following legal entities: Barclays Global Investors Ltd; Barclays Life Assurance Co Ltd; Barclays Private Bank Ltd; Barclays Global Investors Japan Ltd; Barclays Global Investors Australia Ltd; Barclays Global Investors Canada Ltd; Barclays Global Fund Advisors; Barclays Capital Securities Ltd; Barclays Investors, N.A.; Barclays Bank Trust Company Ltd; Barclays Private Bank and Trust Ltd; Barclays Global Investors Japan Trust; Barclays Private Bank and Trust Ltd; and Barclays Capital Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland – 54,264
Bank of New York – 228,116
Barclays Capital Nominees Ltd – 2,753,083
Barclays Capital Nominees Ltd – 909,287
Barclays Capital Nominees Ltd – 16,612
Barclays Capital Securities Ltd – 272
Barclays Global Investors Canada – 233,339
Barclays Trust Co & Others – 54,867
Barclays Trust Co as Exec/ADM – 2,881
Barclays Trust Co DMC69 – 23,429
Barclays Trust Co E99 – 3,857
Barclays Trust Co R69 – 169,540
BNP Paribas – 79,463
Chase Nominees Ltd – 1,591,950
Chase Nominees Ltd – 9,854,887
Chase Nominees Ltd – 119,789
Chase Nominees Ltd – 1,026,038
CIBC Mellon Global Securities – 53,360
Clydesdale Nominees HGB0125 – 6,080
Clydesdale Nominees HGB0125 – 1,594
Clydesdale Nominees HGB0125 – 15,308

Clydesdale Nominees HGB0125 – 1,226
Clydesdale Nominees HGB0125 – 1,410
Clydesdale Nominees HGB0125 – 2,758
Clydesdale Nominees HGB0125 - 484
Clydesdale Nominees HGB0125 – 2,325
Clydesdale Nominees HGB0125 – 1,345
Clydesdale Nominees HGB0125 – 4,408
Clydesdale Nominees HGB0125 – 4,010
Clydesdale Nominees HGB0125 – 1,661
Clydesdale Nominees HGB0125 – 3,108
Clydesdale Nominees HGB0125 – 1,638
Clydesdale Nominees HGB0125 – 5,029
Clydesdale Nominees HGB0125 – 5,187
Clydesdale Nominees HGB0125 – 6,709
Clydesdale Nominees HGB0125 – 3,213
Clydesdale Nominees HGB0125 – 1,089
Clydesdale Nominees HGB0125 – 4,687
Clydesdale Nominees HGB0125 – 1,824
Clydesdale Nominees HGB0125 – 1,539
Clydesdale Nominees HGB0125 – 24,424
Clydesdale Nominees HGB0125 – 2,725
Clydesdale Nominees HGB0125 – 7,612
Clydesdale Nominees HGB0125 – 2,705
Clydesdale Nominees HGB0125 – 1,530
Clydesdale Nominees HGB0125 – 15,648
Clydesdale Nominees HGB0125 – 1,764
Clydesdale Nominees HGB0125 – 3,604
Clydesdale Nominees HGB0125 – 7,684
Clydesdale Nominees HGB0125 – 2,902
Clydesdale Nominees HGB0125 – 1,971
Clydesdale Nominees HGB0125 – 1,748
Clydesdale Nominees HGB0125 – 3,562
Clydesdale Nominees HGB0125 – 2,274
Clydesdale Nominees HGB0125 – 1,771
Clydesdale Nominees HGB0125 – 2,420
Clydesdale Nominees HGB0125 – 1,465
Clydesdale Nominees HGB0125 – 10,327
Clydesdale Nominees HGB0125 – 2,216
Clydesdale Nominees HGB0125 – 2,702
Clydesdale Nominees HGB0125 – 2,556
Clydesdale Nominees HGB0125 – 2,011
Clydesdale Nominees HGB0125 – 2,376
Clydesdale Nominees HGB0125 – 9,003
Clydesdale Nominees HGB0125 – 2,283
Clydesdale Nominees HGB0125 – 4,524
Clydesdale Nominees HGB0125 – 2,756
Clydesdale Nominees HGB0125 – 6,205
Clydesdale Nominees HGB0125 – 3,045
Clydesdale Nominees HGB0125 – 2,113
Clydesdale Nominees HGB0125 – 1,640

Clydesdale Nominees HGB0125 – 1,782
Clydesdale Nominees HGB0125 – 23,501
Clydesdale Nominees HGB0125 – 3,659
Clydesdale Nominees HGB0125 – 20,404
Clydesdale Nominees HGB0125 – 1,262
Clydesdale Nominees HGB0125 – 2,518
Clydesdale Nominees HGB0125 – 995
Clydesdale Nominees HGB0125 – 1,274
Clydesdale Nominees HGB0125 – 1,683
Clydesdale Nominees HGB0125 – 1,888
Clydesdale Nominees HGB0125 – 2,525
Clydesdale Nominees HGB0125 – 2,000
Clydesdale Nominees HGB0125 – 15,424
Clydesdale Nominees HGB0125 – 1,605
Clydesdale Nominees HGB0125 – 2,070
Clydesdale Nominees HGB0125 – 1,107
Clydesdale Nominees HGB0125 – 1,679
Clydesdale Nominees HGB0125 – 4,059
Clydesdale Nominees HGB0125 – 3,250
Clydesdale Nominees HGB0125 – 12,186
Clydesdale Nominees HGB0125 – 2,368
Clydesdale Nominees HGB0125 – 4,229
Clydesdale Nominees HGB0125 – 9,547
Clydesdale Nominees HGB0125 – 4,000
Clydesdale Nominees HGB0125 – 1,875
Clydesdale Nominees HGB0125 – 1,700
Investors Bank and Trust Co. – 300,476
Investors Bank and Trust Co. – 8,190,382
Investors Bank and Trust Co. – 721,522
Investors Bank and Trust Co. – 991,858
Investors Bank and Trust Co. – 92,030
Investors Bank and Trust Co. – 3,362,463
Investors Bank and Trust Co. – 85,091
Investors Bank and Trust Co. – 125,785
Investors Bank and Trust Co. – 1,092,753
Investors Bank and Trust Co. – 30,953
Investors Bank and Trust Co. – 565,435
Investors Bank and Trust Co. – 763,872
Investors Bank and Trust Co. – 366,944
Investors Bank and Trust Co. – 51,266
Investors Bank and Trust Co. – 2,592,872
Investors Bank and Trust Co. – 16,621,246
Investors Bank and Trust Co. – 66,183
Investors Bank and Trust Co. – 84,159
Investors Bank and Trust Co. – 768,875
JP Morgan (BGI Custody) – 838,719
JP Morgan (BGI Custody) – 192,302
JP Morgan (BGI Custody) – 413,800
JP Morgan (BGI Custody) – 1,786,781
JP Morgan (BGI Custody) – 408,082

JP Morgan (BGI Custody) – 103,399
JP Morgan (BGI Custody) – 219,576
JP Morgan (BGI Custody) – 28,680,158
JP Morgan (BGI Custody) – 54,064
JP Morgan (BGI Custody) – 147,347
JPMorgan Chase Bank – 334,712
JPMorgan Chase Bank – 465,177
JPMorgan Chase Bank – 1,768,163
JPMorgan Chase Bank – 30,978
JPMorgan Chase Bank – 26,085
JPMorgan Chase Bank – 3,723
JPMorgan Chase Bank – 197,206
JPMorgan Chase Bank – 165,498
JPMorgan Chase Bank – 349,182
JPMorgan Chase Bank – 104,143
JPMorgan Chase Bank – 458,011
JPMorgan Chase Bank – 298,111
JPMorgan Chase Bank – 92,222
JPMorgan Chase Bank – 439,604
JPMorgan Chase Bank – 16,515
JPMorgan Chase Bank – 33,386
JPMorgan Chase Bank – 3,138
JPMorgan Chase Bank – 17,121
Mellon Trust US Custodian – 127,312
Mellon Trust US Custodian – 238,068
Mellon Trust of New England – 127,480
Mitsui Asset – 51,442
Northern Trust Bank – BGI SEPA – 37,858
Northern Trust Bank – BGI SEPA – 148,848
Northern Trust Bank – BGI SEPA – 189,655
Reflex Nominees Limited – 6,066
Reflex Nominees Limited – 1,328
State Street Bank & Trust – W1 – 133,720
State Street Bank and Trust Co – 124,300
State Street Boston – 1,676,387
State Street Trust of Canada – 120,182
The Northern Trust Company – U – 85,751
Trust & Custody Services Bank – 1,919
Trust & Custody Services Bank – 32,093
Zeban Nominees Limited – 1,766,364

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Notifiable interest in the ordinary share capital of BAE SYSTEMS plc given as at 18 May 2006

11. Date company informed

23 May 2006

12. Total holding following this notification

96,909,963

13. Total percentage holding of issued class following this notification

3.01%

14. Any additional information

Notification received under s198 CA85

15. Name of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (01252 373232)

16. Date of notification

23 May 2006

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

1. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company has today been notified that on 1 June 2006 the following Persons Discharging Managerial Responsibility ("PDMRs") exercised options over ordinary shares of 2.5 pence each in BAE Systems plc under the BAE Systems SAYE Share Option Scheme at an option price of 256 pence per share. The shares deriving from the exercise of options will be held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

The number of shares acquired by the individual PDMRs on the exercise of options detailed above is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares acquired
Chris Geoghegan	2,030
Michael Lester	2,030
Steve Mogford	1,212
Mike Turner	2,030
Mike Rouse	2,030

1 June 2006

82-03138

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

1. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company has today been notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 22 May 2006 the following Persons Discharging Managerial Responsibility ("PDMRs") purchased ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 370.75 pence per share. The transactions took place on the London Stock Exchange. The shares are held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

The number of shares purchased by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares acquired
Steve Mogford	34
Ian King	34

2. Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company has today been notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that the trustee has transferred 10,658 ordinary shares of 2.5 pence each in BAE Systems plc for nil consideration from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (unallocated shares). The transfer was made following the forfeiture of shares, under the Rules of the BAE Systems Share Incentive Plan, from participants who have left the BAE Systems group.

Each of the following individuals, as executive directors, are deemed, along with certain other group employees, to have an interest in the aggregate balance of 36,462 shares now held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares):

- Chris Geoghegan
- Michael Lester
- Steve Mogford
- Mark Ronald
- George Rose
- Mike Turner.

23 May 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays PLC has ceased to have a notifiable interest in the ordinary share capital of BAE SYSTEMS plc.

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Notification of cessation of notifiable interest in the ordinary

share capital of BAE SYSTEMS plc given as at 19 May 2006

11. Date company informed

26 May 2006

12. Total holding following this notification

N/A

13. Total percentage holding of issued class following this notification

Less than 3%

14. Any additional information

Notification received under s198 CA85

15. Name of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary (01252 373232)

16. Date of notification

26 May 2006